UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

07044056

February 8, 2007

Nicolas Grabar
Cleary Gottlieb Steen & Hamilton LLP
One Liberty Place
New York, NY 10006-1470

Re: The Home Depot, Inc.

Dear Mr. Grabar:

This is in regard to your letter dated February 8, 2007 concerning the shareholder proposal submitted by AFSCME Employees Pension Plan for inclusion in Home Depot's proxy materials for its upcoming annual meeting of security holders. Your letter indicates that Home Depot will include the proposal in its proxy materials, and that Home Depot therefore withdraws its December 19, 2006 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

Sincerely,

Tamara M. Brightwell

Tamara M. Brightwell
Special Counsel

cc: Charles Jurgonis
AFSCME Employees Pension Plan
1625 L Street, N.W.
Washington, DC 20036

CLEARY GOTTLIEB STEEN & HAMILTON LLP

ONE LIBERTY PLAZA
NEW YORK, NY 10006-1470
(212) 225-2000
FACSIMILE (212) 225-3999
WWW.CLEARYGOTTLIEB.COM

WASHINGTON, DC • PARIS • BRUSSELS
LONDON • MOSCOW • FRANKFURT • COLOGNE
ROME • MILAN • HONG KONG • TOKYO

Writer's Direct Dial: (212) 225-2414
E-Mail: ngrabar@cgsh.com

December 19, 2006

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: <u>The Home Depot, Inc. – Shareholder Proposal of AFSCME Employees Pension Plan</u>

Ladies and Gentlemen:

Pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended, I am writing on behalf of our client, The Home Depot, Inc. (the "Company"), to notify the Commission of the Company's intention to exclude from the Company's proxy materials for its 2007 Annual Meeting of Shareholders (the "2007 Proxy Materials") a proposal (the "Proposal"), dated October 24, 2006, made by the AFSCME Employees Pension Plan (the "Proponent"). The Company hereby requests that the staff of the Division of Corporation Finance (the "Staff") confirm that it will not recommend enforcement action against the Company if the Company excludes the Proposal from the 2007 Proxy Materials.

Pursuant to Rule 14a-8(j), I enclose six copies of this letter and its attachments, and a copy of this letter and its attachments is also being mailed today to the Proponent. The Company intends to file its definitive 2007 Proxy Materials on or around April 13, 2007, and this letter is accordingly timely under Rule 14a-8(j).

On behalf of our client, I hereby respectfully request that the Staff concur in our view that the Proposal may be excluded from the 2007 Proxy Materials pursuant to Rule 14a-8(i)(11) because the Company previously received a substantially similar proposal, which it intends to include in its 2007 Proxy Materials.

The Proposals

On October 24, 2006, the Proponent submitted the Proposal for inclusion in the 2007 Proxy Materials. The letter from the Proponent setting forth the Proposal and supporting statement is attached as Exhibit A to this letter. The Company's bylaws currently provide that the chairman of the board of directors (the "Chairman") will act as the chief executive officer ("CEO"). Under the Proposal, the shareholders would amend the bylaws to require that the Chairman be an independent director.

The Proposal is substantially duplicative of a stockholder proposal received on October 18, 2006 (the "Prior Proposal"), which the Company intends to include in its 2007 Proxy Materials. The Prior Proposal is attached as Exhibit B to this letter. Under the Prior Proposal, the shareholders would request that the board establish a rule (in the charter or bylaws, if feasible) separating the roles of the Chairman and the CEO so that an independent director who has not served as an executive officer serve as the Chairman.

Analysis: The Proposal May Be Excluded Under Rule 14a-8(i)(11) as Substantially Duplicative of a Previously Submitted Proposal

Rule 14a-8(i)(11) permits the Company to exclude a stockholder proposal from its proxy materials if the proposal "substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting." Rule 14a-8(i)(11) does not require that a proposal be identical to a previously submitted proposal for it to be excluded. Instead, the Staff has focused on whether the later proposal has the same principal thrust or focus as the earlier proposal.

The Company's bylaws provide that the Chairman and the CEO will be the same person. The principal thrust of the Prior Proposal and the Proposal is accordingly exactly the same: to separate these offices and to require that the Chairman be an independent director.

The Proposal is more specific than the Prior Proposal in two respects: it requires that the mechanism be an amendment of the bylaws, and it adopts a particular definition of independence. This difference, however, is without significance to the analysis under Rule 14a-8(i)(11). The Staff has consistently taken the position that shareholder proposals may be considered substantially duplicative for purposes of Rule 14a-8(i)(11) even though they differ in some aspects, including when one proposal is precatory and the other mandatory. In *EMCOR Group, Inc.* (May 16, 2000), the Staff granted no-action relief on a proposal mandating the amendment of the company's bylaws to prohibit adoption or retention of any shareholder rights plan absent shareholder approval for the plan. The Staff found that a proposal for a binding or "mandatory" bylaw substantially duplicated an earlier-filed precatory proposal.

The Staff has repeatedly granted no-action relief to exclude a proposal relating to the independence of the board chairman that differed in the means of achieving its goal from a similar proposal submitted earlier. *See, e.g.*, *Weyerhaeuser Company* (Jan. 18, 2006) (proposal requesting an amendment to the bylaws of the company to require that the chairman of the board be an independent director substantially duplicative of a proposal to adopt a policy that the board's chair be an independent director who has not previously served as an executive officer); *Sara Lee Corporation* (Aug. 18, 2006) (proposal requesting a rule, in the charter or bylaw if practicable, to require that the chairman of the board be an independent director substantially duplicative of a proposal requesting the adoption of a policy that the board's chairman be an independent director who has not previously served as an executive officer of the company); *Time Warner Inc.* (Mar. 2, 2006) (proposal requesting a change in the governing documents of the corporation to require that the chairman of the board be an independent director substantially duplicative of a proposal requesting the adoption of a policy requiring the chairman to be independent "whenever possible"); *Comcast Corporation* (Mar. 22, 2005) (proposal requesting an amendment to the articles of incorporation to require that the chairman of the board be an independent director substantially duplicative of a proposal requesting the adoption of a board resolution requiring that the chairman of the board serve in that capacity only and have no management duties, titles, or responsibilities); and *Bristol-Myers Squibb Company* (Feb. 7, 2005) (proposal requesting the adoption of a policy requiring that the chairman of the board be an independent director substantially duplicative of a proposal requesting an amendment to the bylaws that would require that an independent director who has not served as chief executive officer of the company serve as chairman of the board).

In each of these cases, the Staff agreed that both proposals were substantially identical for purposes of Rule 14a-8(i)(11) in their principal thrust and focus, even though the suggested means of implementation differed, and therefore the later proposal could be excluded if the earlier proposal was included in the company's proxy materials. Similarly, the Proposal has the same principal thrust and focus as the Prior Proposal, because they both aim to separate the Chairman and the CEO and to require that the Chairman be independent. Since the Company intends to include the Prior Proposal in its 2007 Proxy Materials, the Company believes that it may exclude the Proposal.

* * * * *

For the foregoing reasons, the Company believes it may exclude the Proposal from the 2007 Proxy Materials under Rule 14a-8(i)(11) and respectfully requests that the Staff not recommend enforcement action if the Company does so. If the Staff does not concur with the Company's position, the Company requests an opportunity to confer with the Staff concerning the Proposal prior to the issuance of a response.

The Company asks the Proponent to copy the undersigned on any response it may choose to make to the Staff.

If you have any questions or need any further information, please call the undersigned at (212) 225-2414.

Very truly yours,

Nicolas Grabar /AE

Nicolas Grabar

cc: Charles Jurgonis
Plan Secretary
American Federation of State, County and Municipal Employees
1625 L Street, N.W.
Washington D.C. 20036

Corporate Secretary
The Home Depot, Inc.
2455 Paces Ferry Road
Atlanta, GA 30339

Attachments

Exhibit A

(Letter and Supporting Statement of AFSCME Employees Pension Plan)

American Federation of State, County and Municipal Employees
1625 L Street, N.W. Washington, D.C. 20036
EMPLOYEES PENSION PLAN

October 24, 2006

VIA Overnight Mail and Telecopier (770) 384-2356
The Home Depot, Inc.
2445 Paces Ferry Road
Atlanta, GA 30339
Attention: Frank L. Fernandez, Executive Vice President, General Counsel and Corporate Secretary

Dear Mr. Fernandez:

On behalf of the AFSCME Employees Pension Plan (the "Plan"), I write to give notice that pursuant to the 2006 proxy statement of Home Depot Inc. (the "Company") and Rule 14a-8 under the Securities Exchange Act of 1934, the Plan intends to present the attached proposal (the "Proposal") at the 2007 annual meeting of shareholders (the "Annual Meeting"). The Plan is the beneficial owner of 13,449 shares of voting common stock (the "Shares") of the Company, and has held the Shares for over one year. In addition, the Plan intends to hold the Shares through the date on which the Annual Meeting is held.

The Proposal is attached. I represent that the Plan or its agent intends to appear in person or by proxy at the Annual Meeting to present the Proposal. I declare that the Plan has no "material interest" other than that believed to be shared by stockholders of the Company generally. Please direct all questions or correspondence regarding the Proposal to Charles Jurgonis at (202) 429-1007.

Sincerely,

GERALD W. McENTEE
Chairman

Enclosure

RESOLVED, that pursuant to Section 109 of the Delaware General Corporation Law, the stockholders of The Home Depot, Inc. ("Home Depot") hereby amend the bylaws to replace the current Article III section 2 with the following:

"The Chairman of the Board shall preside at all meetings of stockholders and of the Board of Directors. He shall vote any shares of stock or other voting securities owned by the Corporation. In general, he shall perform all duties incident to the office of the Chairman of the Board and such other duties as may from time to time be assigned to him by the Board.

The Chairman of the Board shall be a Director who is independent from the Corporation. For purposes of this by-law, "independent" has the meaning set forth in the New York Stock Exchange ("NYSE") listing standards, unless the Corporation's common stock ceases to be listed on the NYSE and is listed on Nasdaq or another national exchange, in which case such exchange's definition of independence shall apply. If the Directors determine that a Chairman who was independent at the time he was selected is no longer independent, the Directors shall select a new Chairman who satisfies the requirements of this by-law within 60 days of such determination. This by-law shall be implemented in a way that does not violate any contractual obligation of the Corporation. Compliance with this by-law shall be excused if no Director who qualifies as independent is elected by the stockholders or if no Director who is independent is willing to serve as Chairman."

SUPPORTING STATEMENT

Home Depot CEO Robert Nardelli currently serves as chairman of Home Depot's board of directors. This arrangement is reflected in Article III section 2 of Home Depot's bylaws, which require that the chairman also be the company's CEO. This Proposal would eliminate that requirement and would also provide that the chairman must be a director who is independent from Home Depot.

We believe that independent board leadership would benefit Home Depot and its stockholders. At the 2006 annual meeting of stockholders, with Mr. Nardelli presiding, debate was stifled at a time when stockholders were demanding accountability for decisions about executive compensation (holders of over 30% of shares withheld support for certain Home Depot directors) and not a single outside director attended the meeting. Stockholder outrage and intense negative publicity followed. The Corporate Library, which assigns Home Depot an F rating, noted that "Home Depot's shareholders are just about as angry and unhappy with their board and CEO as any other group of shareholders in recent American history."

In our view, the disastrous 2006 stockholders' meeting and the disconnect between CEO pay and performance illustrate the dangers of having the same person occupy the top management position and serve as board chairman. Independent board leadership would help ensure that the board's focus remains on the interests of Home Depot's stockholders.

We urge stockholders to vote for this Proposal.

American Federation of State, County and Municipal Employees
1625 L Street, N.W. Washington, D.C. 20036
EMPLOYEES PENSION PLAN

October 24, 2006

VIA Overnight Mail and Telecopier (770) 384-2356
The Home Depot, Inc.
2445 Paces Ferry Road
Atlanta, GA 30339
Attention: Frank L. Fernandez, Executive Vice President, General Counsel and Corporate Secretary

Dear Mr. Fernandez:

On behalf of the AFSCME Employees Pension Plan (the "Plan"), I write to provide you with verified proof of ownership from the Plan's custodian. If you require any additional information, please do not hesitate to contact me at the address above.

Sincerely,

Charles Jurgonis
Plan Secretary

Enclosure

STATE STREET.
For Everything You Invest In

Kevin Yakimowsky
Client Service Officer
Specialized Trust Services

200 Newport Avenue
JQB7N
North Quincy, MA 02171

Telephone: (617) 985-7712
Facsimile: (617) 537-5410
kyakimowsky@statestreet.com

October 24, 2006

Lonita Waybright
A.F.S.C.M.E.
Benefits Administrator
1625 L Street NW
Washington, DC 20036

Re: Shareholder Proposal Record Letter for **Home Depot** (cusip 437073102)

Dear Ms. Waybright:

State Street Bank and Trust Company ("State Street") is the record owner of 13,449 **shares** of common stock (the "Shares") of **Home Depot** benefically owned by the American Federation of State, County and Municipal Employees Pension Plan (the "Plan"). The Shares are held by State Street at the Depository Trust Company under our nominee name, Cede & Co. in participant account #997. The Plan held at least $2000 worth of the Shares continuously for at least one year on **October 24, 2006**, and continues to hold that amount of Shares as of the date set forth above.

If you have any questions or need anything further, please do not hesitate to contact me directly.

Sincerely,

Kevin Yakimowsky

Exhibit B

(Prior Proposal)

William Steiner
112 Abbottsford Gate
Piermont, NY 10968

Mr. Robert L. Nardelli
The Home Depot, Inc. (HD)
2455 Paces Ferry Rd
Atlanta GA 30339

Rule 14a-8 Proposal

Dear Mr. Nardelli,

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This proposal is submitted for the next annual shareholder meeting. Rule 14a-8 requirements are intended to be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is the proxy for Mr. John Chevedden and/or his designee to act on my behalf in shareholder matters, including this Rule 14a-8 proposal for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communication to Mr. Chevedden at:

> 2215 Nelson Ave., No. 205
> Redondo Beach, CA 90278
> T: 310-371-7872
> olmsted7p (at) earthlink.net
> (In the interest of saving company expenses please communicate via email.)

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal by email.

Sincerely,

William Steiner — Date: 10/12/06

cc: Frank L. Fernandez
Corporate Secretary
PH: 770 433-8211
FX: 770 431-2685
Fax: 770 384-2356
F: 770-384-5552
F: 770-384-2739

[Rule 14a-8 Proposal, October 18, 2006]
3 – Separate the Roles of CEO and Chairman
RESOLVED: Shareholders request that our Board establish a rule (required in our charter or bylaws if feasible) of separating the roles of our CEO and Board Chairman, so that an independent director who has not served as an executive officer of our Company, serve as our Chairman whenever possible.

This proposal gives our company an opportunity to follow SEC Staff Legal Bulletin 14C to cure a Chairman's non-independence. This proposal shall not apply to the extent that compliance would necessarily breach any contractual obligations in effect at the time of the 2007 shareholder meeting.

The primary purpose of our Chairman and Board of Directors is to protect shareholders' interests by providing independent oversight of management, including our Chief Executive Officer. Separating the roles of Chairman and CEO can promote greater management accountability to shareholders and lead to a more objective evaluation of our CEO.

Mr. William Steiner, 112 Abbottsford Gate, Piermont, NY 10968 sponsors this proposal. This proposal topic won 40% shareholder support at our 2006 annual meeting.

The following three paragraphs from The Corporate Library, http://www.thecorporatelibrary.com/ an independent research firm, provide a good reason to give Mr. Nardelli's Chairman role to an independent director:

The [2006 annual meeting] votes are in, and show that over 30% of the company's shareholders withheld their votes this year for all but a single member of the Home Depot board, including CEO/Chairman Nardelli. The enormity of these results was not lost on the company, which immediately announced a reversal of its previous position on having board members present at annual meetings, among other changes it hopes will improve its corporate governance image.

Perhaps its true meaning has yet to sink in; Home Depot's shareholders are just about as angry and unhappy with their board and CEO as any other group of shareholders in recent American history.

For fiscal 2005, Mr. Nardelli was awarded a cash bonus of $7,000,000 and received 380,000 shares of restricted stock, 175,000 deferred shares and 90,000 nonqualified stock options. His total compensation for fiscal 2005 was valued at more than $31 million. In contrast to this excessive sum of compensation, total shareholder return over his tenure as CEO is -20.88%. This pay package justly exemplifies pay for failure.

The above shareholder dilemma shows there is room for improvement and reinforces the reason to take one step forward now and vote yes to:

Separate the Roles of CEO and Chairman
Yes on 3

Notes:
The above format is the format submitted and intended for publication.

There is no permission to reedit the proposal by deleting starting or concluding words, or reedit the way separate paragraphs are identified.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including:

Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(i)(3) in the following circumstances:

• the company objects to factual assertions because they are not supported;

• the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;

• the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or

• the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

See also: Sun Microsystems, Inc. (July 21, 2005).

Please note that the title of the proposal is part of the argument in favor of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout the proxy materials.

Please advise if there is any typographical question.
Stock will be held until after the annual meeting.
Please acknowledge this proposal by email within 14-days and advise the most convenient fax number and email address for the Corporate Secretary's office.

CLEARY GOTTLIEB STEEN & HAMILTON LLP

ONE LIBERTY PLAZA
NEW YORK, NY 10006-1470
(212) 225-2000
FACSIMILE (212) 225-3999
WWW CLEARYGOTTLIEB COM

WASHINGTON, DC • PARIS • BRUSSELS
LONDON • MOSCOW • FRANKFURT • COLOGNE
ROME • MILAN • HONG KONG • BEIJING

Writer's Direct Dial (212) 225-2414
E-Mail ngrabar@cgsh com

February 8, 2007

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: The Home Depot, Inc. – Withdrawal of No-Action Request Relating to the Shareholder Proposal of AFSCME Employees Pension Plan

Ladies and Gentlemen:

On December 19, 2006, we submitted on behalf of our client, The Home Depot, Inc. (the "Company"), a request for no-action pursuant to Rule 14a-8(j) of the Securities Exchange Act of 1934, as amended (the "No-Action Request"), relating to a shareholder proposal (the "Proposal") of AFSCME Employees Pension Plan (the "Proponent") for inclusion in the Company's proxy materials for its 2007 Annual Meeting of Shareholders (the "2007 Proxy Materials").

In our No-Action Request we argued that the Proposal should be excluded from the 2007 Proxy Materials pursuant to Rule 14a-8(i)(11) because the Company previously received a substantially similar proposal from Mr. Steiner (the "Prior Proposal"), which it intends to include in its 2007 Proxy Materials.

On February 6, 2007 and February 8, 2007, the staff of the Division of Corporation Finance received notices from Mr. Chevedden, who is acting on behalf of Mr. Steiner in this matter, that he is withdrawing the Prior Proposal. Copies of Mr. Chevedden's notices are attached as Exhibit A to this letter. In light of this withdrawal, we hereby withdraw the No-Action Request. The Company will include the Proposal in the 2007 Proxy Materials.

Pursuant to Rule 14a-8(j), I enclose six copies of this letter and its attachments, and a copy of this letter and its attachments is also being mailed today to the Proponent.

If you have any questions or need any further information, please call the undersigned at (212) 225-2414.

Very truly yours,

Nicolas Grabar /AS

Nicolas Grabar

cc: Charles Jurgonis
Plan Secretary
American Federation of State, County and Municipal Employees
1625 L Street, N.W.
Washington D.C. 20036

Corporate Secretary
The Home Depot, Inc.
2455 Paces Ferry Road
Atlanta, GA 30339

Attachments

EXHIBIT A

----- Original Message -----
From: J <olmsted7p@earthlink.net>
To: CFLETTERS@SEC.GOV <CFLETTERS@SEC.GOV>
Cc: Fernandez, Frank; Sheek, Wade
Sent: Tue Feb 06 23:46:01 2007
Subject: The Home Depot, Inc. (HD) Rule 14a-8 Proposal: Chairman of the Board be an Independent Director (William Steiner)

JOHN CHEVEDDEN
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

February 6, 2007

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

The Home Depot, Inc. (HD)
Shareholder Position on Company No-Action Request
Rule 14a-8 Proposal: Chairman of the Board be an Independent Director
William Steiner

Ladies and Gentlemen:

This is to withdraw the rule 14a-8 proposal by William Steiner on this topic, Chairman of the Board be an Independent Director, if the Staff has not yet issued a letter on the AFSCME proposal on this same topic.

Sincerely,

John Chevedden

cc:
William Steiner
Frank L. Fernandez <Frank_Fernandez@homedepot.com>
Wade Sheek <Wade_Sheek@homedepot.com>

----- Original Message -----
From: J <olmsted7p@earthlink.net>
To: Gottsegen, Jonathan M; Sheek, Wade
Cc: CFLETTERS@SEC.GOV <CFLETTERS@SEC.GOV>
Sent: Thu Feb 08 00:35:33 2007
Subject: The Home Depot, Inc. (HD) - Rule 14a-8 Proposal: Chairman of the Board be an Independent Director (William Steiner)

JOHN CHEVEDDEN
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

Mr. Francis S. Blake
Chairman
The Home Depot, Inc. (HD)
2455 Paces Ferry Rd
Atlanta GA 30339

The Home Depot, Inc. (HD)
Rule 14a-8 Proposal: Chairman of the Board be an Independent Director
William Steiner

Dear Mr. Blake,

This is to unconditionally withdraw the rule 14a-8 proposal by William Steiner on this topic, Chairman of the Board be an Independent Director. A signed copy of this letter has been faxed to each fax number below.

Sincerely,

John Chevedden

cc:
Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
FX: 202-772-9201

William Steiner
Jonathan Gottsegen <jonathan_m_gottsegen@homedepot.com>
Wade Sheek <Wade_Sheek@homedepot.com>
FX: 770-384-5552
FX: 770-384-2739